Saipem

82.4776

Eni
GROUP

Via Martiri di Cefalonia 67
20097 San Donato Milanese (MI)
Telex: 310246 Eni-Saipem
Fax: 02/52044667
Tel. centralino: 02/5201

Società per Azioni
Sede Legale in San Donato Milanese
Via Martiri di Cefalonia 67
Capitale Sociale Euro 440.697.000 i. v.
Registro delle Imprese di Milano, Codice Fiscale 00825790157
Partita IVA: 00825790157
R.E.A. Milano n. 788744

SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
U.S.A.

Rif./Prot. SEGR/ 32

San Donato M.se, February 0:

03007173

SUPPL

SEC MAIL PROCESSING RECEIVED
MAR 04 2003
WASH. D.C. 155 SECTION

Re: Saipem S.p.A. - File No. 82.4776

Dear Sirs,

Please find enclosed the following documents that are being furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

- Third Quarter Report at 30th September 2002
- Saipem Press Release dated 19th December 2002

PROCESSED
MAR 10 2003
THOMSON FINANCIAL

Each document indicates the file number in the upper right hand corner of each unbound page.

If you have any questions or comments or require further information, please contact Mr. Alessandro Bernini, telephone number -- (2) 52034293 or Mr. Michele Nebbioli, telephone number -- (2) 52054276.

Yours faithfully,

Saipem S.p.A.
Administration, Finance and Control
Senior Vice President
(Alessandro Bernini)

LLOYD'S REGISTER QUALITY ASSURANCE ISO9001
UKAS QUALITY MANAGEMENT 001

82.4776

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER

For the months of December 2002, January 2003

Saipem S.p.A.
(Exact name of Registrant as specified in its charter)

Via Martiri di Cefalonia 67 - 20097 San Donato Milanese - Italy
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F of Form 40-F).

Form 20-F ____ Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes __X__ No ____

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82.4776

Saipem

82.4776

Eni
GROUP

PRESS RELEASE

Saipem: the Board of Directors approved the Internal Dealing Code, the Procedure regulating Market Notification, identified non-executive independent Directors and defined the schedule of main Board of Directors' Meetings for 2003.

Internal Dealing Code

The Board of Directors, in compliance with the provisions of Italian Stock Market Regulations ("Regolamento dei mercati organizzati e gestiti dalla Borsa Italiana S.p.A.") and the text modified by Consob resolution no. 13655 of 9th July 2002, approved the Internal Dealing Code, effective from 1st January 2003, which regulates the company's duty of information and limits operations involving company's financial instruments carried out by relevant persons on their own behalf; in particular, it identifies relevant persons as Board Directors and Statutory Auditors of Saipem S.p.A., Directors of Saipem s.a., persons reporting directly to the Chairman and the Managing Director of Saipem S.p.A. and Saipem s.a. (ex Bouygues Offshore) and managers reporting directly to those persons.

The Code sets at € 35,000, against the threshold of € 50,000 set by Italian Stock Market Regulations, the total value of operations carried out by relevant persons during any three-month period, which, if exceeded, relevant persons are obliged to disclose to the market. Also, the Code sets at € 175,000, against the threshold of € 250,000 set by Italian Stock Market Regulations, the total value of operations, which, if exceeded, relevant persons are obliged to disclose to the market without delay.

Amongst operations to be included in the aforementioned calculations, the Code comprises the exercise of stock options allocated as part of company stock option schemes in addition to the sale of shares acquired as part of company stock option or stock grant schemes.

Finally, the Code prohibits relevant persons from carrying out operations involving financial instruments issued by Saipem S.p.A. fifteen working days prior to Board of

Directors' Meetings during which Statutory Financial Statements or provisional statements are due to be examined; also, if not notified at Board of Directors' Meeting, fifteen days prior to the date on which the dividend proposal is put to the Shareholders' meeting. The trading ban is not applicable to the exercise of stock options or stock grants allocated as part of stock option and/or stock grant schemes, although the sale of shares in the periods indicated is prohibited.

Procedure regulating Market Notification

The Board of Directors, in compliance with the provisions of the Finance Law (Testo Unico) and the Self-discipline Code of listed companies which Saipem adopted (Resolution of 9th November 2000) and amended on July 2002, approved the Procedure regulating Market Notification of documents and information pertaining to activities of the company and its controlled companies, implementing guidelines contained in the "Guide on Information to the Market" issued by "Forum ref" in June 2002.

Independent Directors

The Board of Directors, in compliance with the provisions of the Self-discipline Code, identified Board Directors as independent or non-independent. The assessment carried out by the company identified the following independent Directors: Ian Wybrew–Bond, Franco Bruni, Marco Reboa and Francesco Gatti; and the following non-independent Directors: the Chairman Pietro Franco Tali, the Managing Director Hugh James O'Donnell, Jacques Yves Léost, Marco Mangiagalli and Roberto Jaquinto because employed by the company, its controlled companies or the controlling company Eni.

The Board of Directors will notify the market of any future modifications.

82.4776

Saipem

Eni GROUP

Schedule of 2003 main Board of Directors' Meetings

2003 dates on which the listed economic and financial data will be released to the market after examination by Board of Directors are as follows:

- 25th February: provisional Consolidated Financial Statements at 31st December 2002;
- 24th March: Consolidated and Statutory Financial Statements of Saipem S.p.A. at 31st December 2002 and dividend proposal;
- 7th May: First Quarter Report at 31st March 2003;
- 30th July: Second Quarter Report at 30th June 2003;
- 16th September: Six-monthly Financial Statements at 30th June 2003;
- 10th November: Third Quarter Report at 30th September 2003.

The General Shareholders' Meeting will take place on 30th April, first summons, or 7th May 2003, second summons. Shareholders are called to approve the Consolidated Financial statements at 31st December 2002 and set dividend allocation.

Pursuant to art. 82, comma 2, of Consob resolution 11971/99, the company's Financial Statements at 31st December 2002 will be released on 30th March 2003; the company is therefore dispensed from publishing the Fourth Quarter Report at 31st December 2002.

Should any of the aforementioned dates change, notification will be promptly given.

San Donato Milanese, 19th December 2002

82.4776

THIRD QUARTER REPORT FOR 2002

30TH SEPTEMBER 2002

Eni GROUP

Saipem

Approved by the Board of Directors at the meeting of 12nd November 2002

CONTENTS

Quarterly report are not subject to audit

ACQUISITION OF BOUYGUES OFFSHORE

As stated in the Second Quarter Report on 9th July 2002, Saipem, having received approval by the European Community Antitrust Authority, completed the acquisition, from Bouygues Construction, of 50.8% of Bouygues Offshore, the leading French provider of engineering services to the oil & gas industry. The agreed price of 60.08 euros per share sets the value of the company at approximately 1 billion euros.

Bouygues Offshore, a company listed on the Paris and New York Stock Exchanges, is the leader in the design, construction, installation and management of onshore and offshore oil & gas production facilities. Other activities include maintenance services, construction of port facilities and LNG supply. Bouygues Offshore's main geographical areas of activity are Europe and Africa. It has approximately 2,500 engineers within its workforce.

Having obtained all relevant clearances from the Regulatory Bodies of the French and US stock markets, Saipem launched a public purchase offer on 30th July 2002, in cash, for the remaining Bouygues Offshore shares held by the public, at the same price per share paid to Bouygues Construction for its majority stake. The public purchase offers launched in France and the US closed on 6th September 2002.

On closing of the public purchase offer, Saipem held 95% of the shares and could therefore, on 23rd September 2002, proceed with the public re-purchase offer for the remaining shares still on the market.

This operation closed on 30th October 2002 and was followed by the "squeeze out" of the remaining shareholders and the share delisting on the Paris and New York Stock Exchanges.

Having completed the aforementioned procedures, Saipem now holds 100% of the voting rights and 98.8% of all shares in circulation: the remaining 1.2% of shares is held by Bouygues Offshore to service its stock option plans.

Since the success of the public purchase offers enabled Saipem to obtain full control of Bouygues Offshore (renamed Saipem s.a. on 15th October 2002) in a very short space of time, Saipem has already launched a complete reorganisation of its industrial activities. The new organisation comprises six business units: three units, namely Maintenance Modification & Operation (M.M.O.), Onshore Construction and Liquefied Natural Gas (L.N.G.) based in Paris, where engineering, procurement and project management competencies are also located; and three units: Offshore Construction, Drilling and Leased FPSO based in Milan, along with technical services and the special projects task force.

The new structure enhances the existing expertise and capabilities and promotes integration, whilst maintaining clear lines of responsibility.

Consequently, as from this 3rd Quarter Report, data will include Bouygues Offshore results consolidated using the full integration method. Information by business sector will reflect the new Group structure, as illustrated in the press release of 30th July 2002. This Report will therefore contain results by business sector as follows: Offshore Construction, Onshore Construction, L.N.G. (Liquefied Natural Gas), M.M.O. (Maintenance, Modification & Operation), Drilling (Offshore and Onshore) and Leased FPSO.

To allow a direct comparison of data to the corresponding periods for 2001, all economic and financial information contained in this Report is structured to show data of Saipem stand alone, of Bouygues Offshore from date of acquisition (1st July 2002) and data comprising the effects of the acquisition (in terms of amortisation, financial expenses and associated tax relief).

ECONOMIC AND FINANCIAL DATA

(Million euros)

Saipem "stand alone"	Third quarter			First nine months		
	2001	**2002**	Var. %	2001	**2002**	Var. %
Operating revenues	546	575	5.3	1,282	1,899	4.8
Contribution from operations	89	84	(5.6)	216	292	3.5
Operating income	71	64	(9.9)	163	234	4.3
Capital expenditure	134	35	(73.9)	259	302	

	31st December 2001	**30th Sept. 2002**
Net debt:		
- medium/long term	116	137
- short term	526	399
Total	**642**	**536**

(Million euros)

Saipem Consolidated	Third quarter			First nine months		
	2001	**2002**	Var. %	2001	**2002**	Var. %
Operating revenues	546	854	56.4	1,282	2,178	69.9
Contribution from operations	89	101	13.5	216	309	43.0
Operating income	71	70	(1.4)	163	240	47.2
Capital expenditure	134	1,079	705.2	259	1,347	420.1

	31st December 2001	**30th Sept. 2002**
Net debt:		
- medium/long term	116	137
- short term	526	1,247
Total	**642**	**1,384**

OPERATIONS DATA

Saipem "stand alone"	Third quarter			First nine months		
	2001	**2002**	Var. %	2001	**2002**	Var. %
Offshore construction						
- subsea pipeline laid (km)	164	414	152.4	536	1,668	211.2
- structures installed (tons)	13,879	12,500	(9.9)	56,938	47,250	(17.0)
Leased FPSO						
- FPSO vessels' utilisation (days)	92	92	-	273	273	-
Offshore drilling						
- meters drilled	28,353	38,791	36.8	88,357	92,553	4.7
- wells drilled	9	14	55.6	31	39	25.8
Onshore drilling						
- meters drilled	43,842	97,048	121.4	126,232	249,458	97.6
- wells drilled	11	29	163.6	37	78	110.8
- estimated average equipment						
utilisation (%)	74.8	95.8	28.1	70	99.4	42.0
Onshore construction						
- subsea pipeline laid (km)	210	96	(54.3)	270	547	102.6
- structures installed (tons)						
	600	3,250	441.7	11,430	16,650	45.7

OPERATING REVENUES BY BUSINESS SECTOR

(Million euros)

Saipem "stand alone"	Third quarter			First nine months		
	2001	**2002**	Var. %	2001	**2002**	Var. %
Offshore Construction	331	278	(16.0)	745	1,119	50.2
Onshore Construction	94	147	56.4	189	335	77.2
L.N.G.	-	3	-	-	9	-
M.M.O.	-	-	-	-	-	-
Offshore Drilling	75	85	13.3	219	254	16.0
Onshore Drilling	41	54	31.7	115	157	36.5
Leased FPSO	5	8	60.0	14	25	78.6
Total	**546**	**575**	**5.3**	**1,282**	**1,899**	**48.1**

(Million euros)

Saipem Consolidated	Third quarter			First nine months		
	2001	**2002**	Var. %	2001	**2002**	Var. %
Offshore Construction	331	378	14.2	745	1,219	63.6
Onshore Construction	94	240	155.3	189	428	126.5
L.N.G.	-	50	-	-	56	-
M.M.O.	-	39	-	-	39	-
Offshore Drilling	75	85	13.3	219	254	16.0
Onshore Drilling	41	54	31.7	115	157	36.5
Leased FPSO	5	8	60.0	14	25	78.6
Total	**546**	**854**	**56.4**	**1,282**	**2,178**	**69.9**

OPERATING REVENUES BY GEOGRAPHICAL AREA

(Million euros)

Saipem "stand alone"	Third quarter		First nine months	
Geographical area (*)	2001	**2002**	2001	**2002**
Italy	32	10	81	52
North Sea	60	105	187	279
Rest of Europe	260	197	383	650
Africa	89	118	310	371
Middle - Far East	48	123	161	365
Americas	57	22	160	182
Total	**546**	**575**	**1,282**	**1,899**

(*) relates to final destination of services

(Million euros)

Saipem Consolidated	Third quarter		First nine months	
Geographical area (*)	2001	**2002**	2001	**2002**
Italy	32	10	81	52
North Sea	60	105	187	279
Rest of Europe	260	305	383	758
Africa	89	270	310	523
Middle - Far East	48	127	161	369
Americas	57	37	160	197
Total	**546**	**854**	**1,282**	**2,178**

(*) relates to final destination of services

CONTRACTS AWARDED TO SAIPEM GROUP

(Million euros)

	Third quarter		First nine months	
	2001	**2002**	2001	**2002**
Saipem S.p.A.	55	250	460	1,241
Group companies	579	1,369	1,355	2,243
Total	**634**	**1,619**	**1,815**	**3,484**
Of which Bos (Saipem s.a.)	-	1,110	-	2,229
Offshore Construction	333	1,297	837	2,589
Onshore Construction	30	31	233	331
L.N.G.	-	68	-	74
M.M.O.	-	37	-	37
Offshore Drilling	22	172	276	346
Onshore Drilling	75	14	295	90
Leased FPSO	174	-	174	17
Total	**634**	**1,619**	**1,815**	**3,484**

CONTRACTS AWARDED TO SAIPEM GROUP

(Million euros)



4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
1,815
3,484
174
295
276
233
837
90
346
74
331
2,589
17
37
September 2001
September 2002
Leased FPSO
Onshore Drilling
Offshore Drilling
M.M.O.
L.N.G.
Onshore Construction
Offshore Construction

82.4776

ORDER BACKLOG

(Million euros)

	31st December 2001	Saipem "stand alone"	Bos	**Total at 30th September 2002**
Offshore construction	1,229	1,701	1,292	2,993
Onshore construction	577	544	328	872
LNG	-	-	276	276
MMO	-	-	73	73
Offshore drilling	546	638	-	638
Onshore drilling	317	250	-	250
Leased FPSO	184	176	-	176
Total	**2,853**	**3,309**	**1,969**	**5,278**

BACKLOG BY GEOGRAPHICAL AREA

(Million euros)

Geographical area	31st December 2001	Saipem "stand alone"	Bos	**Total at 30th September 2002**
Italy	21	59	-	59
North Sea	204	331	10	341
Rest of Europe	576	209	236	445
Africa	792	1,662	1,461	3,123
Middle - Far East	1,027	932	192	1,124
Americas	233	116	70	186
Total	**2,853**	**3,309**	**1,969**	**5,278**

BACKLOG BY GEOGRAPHICAL AREA AT 30TH SEPTEMBER 2002


Africa
3,123
1,124
445
186
59
Asia
Rest of Europe
and North Sea
Americas
Italy

PREPARATION CRITERIA

The financial statements for the period ended 30th September 2002 have been prepared based on the criteria set out by the Companies' and Stock Exchange National Commission ('Commissione Nazionale per le Società e la Borsa – CONSOB) pursuant to regulation 11971 dated 14th May 1999, modified on 6th April 2000 by resolution 12475, and applying the guidelines of the Italian National Board of Professional Accountants and Book-keepers ('Consiglio Nazionale dei Dottori Commercialisti e dei Ragionieri).

The economic information provided in this report refers to the third quarter 2002 as well as the third quarter 2001. Financial data refers to 30th September 2002 and 31st December 2001. The accounting principles adopted are consistent with those used in the preparation of the Consolidated Financial Statements at 31st December 2001. The financial tables have been compiled to allow easy comparison with the six-monthly and annual reports.

Unless otherwise indicated, data is expressed in millions of euros.

In accordance with CONSOB regulations, quarterly reports are not subject to audit.

82.4776

ECONOMIC RESULTS

Foreword

As previously stated, revenues and associated profit levels, particularly in the Offshore and Onshore Construction sectors, L.N.G., and, to a lesser extent, in the Drilling, Leased FPSO and M.M.O. sectors, are not consistent over time, as they are not only influenced by market performance but also by climatic conditions and individual project schedules. Consequently, the results from any one particular fiscal period or fraction thereof can vary significantly, thereby precluding a direct comparison with the same period in other fiscal years and do not allow for extrapolation of figures from a single quarter to the entire year.

CONSOLIDATED INCOME STATEMENT

(Million euros)

Third quarter	Saipem 2001	Saipem "stand alone" 2002	Bos 2002	**Saipem Consolidated 2002**
Operating revenues	**546**	**575**	**279**	**854**
Other revenues and income	3	2	1	3
Purchases, services and other costs	(329)	(334)	(179)	(513)
Payroll and related costs	(105)	(127)	(78)	(205)
Gross operating income	**115**	**116**	**23**	**139**
Amortisation, depreciation and write-downs	(44)	(52)	(7)	(59)
Depreciation of purchase cost allocated to Bos equipment	-	-	-	(1)
Bos Goodwill amortisation	-	-	-	(9)
Operating income	**71**	**64**	**16**	**70**
Financial income (expenses), net	(8)	(9)	1	(15)
Income before income taxes	**63**	**55**	**17**	**55**
Income taxes	(16)	(13)	(3)	(14)
Net income before minority interest	**47**	**42**	**14**	**41**
Minority interest	-	-	-	-
Net income	**47**	**42**	**14**	**41**
Cash flow (Net income + Depreciation and amortisation)	**91**	**94**	-	**110**

(a) Includes interest expenses of 7 million euros due to interests on debt resulting from Bouygues Offshore's acquisition.
(b) Includes a positive amount of 2 million euros due to tax relief on financial expenses, as per a) above.

(Million euros)

First nine months	Saipem 2001	Saipem "stand alone" 2002	Bos 3rd Quarter 2002	**Saipem Consolidated 2002**
Operating revenues	**1,282**	**1,899**	**279**	**2,178**
Other revenues and income	13	12	1	13
Purchases, services and other costs	(745)	(1,127)	(179)	(1,306)
Payroll and related costs	(263)	(370)	(78)	(448)
Gross operating income	**287**	**414**	**23**	**437**
Amortisation, depreciation and write-downs	(124)	(180)	(7)	(187)
Depreciation of purchase cost allocated to Bos equipment	–	–	–	(1)
Bos Goodwill amortisation	–	–	–	(9)
Operating income	**163**	**234**	**16**	**240**
Financial income (expenses), net	(27)	(29)	1	(35) (a)
Income before extraordinary expenses and income taxes	**136**	**205**	**17**	**205**
Extraordinary expenses	(1)	(2)	–	(2)
Income before income taxes	**135**	**203**	**17**	**203**
Income taxes	(33)	(48)	(3)	(49) (b)
Net income before minority interest	**102**	**155**	**14**	**154**
Minority interest	–	(1)	–	(1)
Net income	**102**	**154**	**14**	**153**
Cash flow (Net income + Depreciation and amortisation)	**226**	**334**		**350**

(a) Includes interest expenses of 7 million euros due to interests on debt resulting from Bouygues Offshore's acquisition.
(b) Includes a positive amount of 2 million euros due to tax relief on financial expenses, as per a) above.

In line with the annual and six-monthly financial statements, this quarterly report includes the reclassified consolidated income statements by destination of costs.
This reclassification is normally used to analyse the positive and negative income components, which determine the gross operating income (i.e. operating income before general and administrative costs) for the various business sectors in which Saipem operates.

82.4776

OPERATING INCOME AND COSTS BY DESTINATION

(Million euros)

Third quarter	Saipem 2001	Saipem "stand alone" 2002	Bos 2002	**Saipem Consolidated 2002**
Operating revenues	**546**	**575**	**279**	**854**
Production costs	(440)	(468)	(241)	(719) [a]
Idle costs	(6)	(13)	(1)	(14)
Selling expenses	(8)	(8)	(9)	(17)
Research and development costs	–	–	(1)	(1)
Other operating income, net	(3)	(2)	–	(2)
Contribution from operations	**89**	**84**	**27**	**101**
General and administrative expenses	(18)	(20)	(11)	(31)
Operating income	**71**	**64**	**16**	**70**

(a) Includes amortisation of 10 million euros resulting from the Goodwill as well as the purchase cost allocated to Bouygues Offshore equipment.

(Million euros)

First nine months	Saipem 2001	Saipem "stand alone" 2002	Bos 3rd Quarter 2002	**Saipem Consolidated 2002**
Operating revenues	**1,282**	**1,899**	**279**	**2,178**
Production costs	(1,020)	(1,557)	(241)	(1,808) [a]
Idle costs	(27)	(31)	(1)	(32)
Selling expenses	(19)	(22)	(9)	(31)
Research and development costs	(1)	(1)	(1)	(2)
Other operating income, net	1	4	–	4
Contribution from operations	**216**	**292**	**27**	**309**
General and administrative expenses	(53)	(58)	(11)	(69)
Operating income	**163**	**234**	**16**	**240**

(a) Includes amortisation of 10 million euros resulting from the Goodwill as well as the purchase cost allocated to Bouygues Offshore equipment.

Third quarter

Operating revenues for the third quarter 2002 totalled 854 million euros, an increase of 308 million euros versus the third quarter 2001. This increase is due to greater volumes of activity in the Offshore and Onshore Construction sectors.

Production costs amounted to 719 million euros, an increase of approximately 63% over the same period in 2001. The increase in costs, in line with the increase in revenues, is attributable to higher material consumption as well as increased utilisation of third party services.

Payroll and related costs amounted to 205 million euros, an increase of approximately 99 million compared to the third quarter 2001. This is attributed mainly to an increase in average employment levels resulting from greater volumes of activity.

Contribution from operations for the third quarter 2002 amounted to 101 million euros, versus 89 million in the third quarter 2001. This is due to an increase in margins in the Offshore Construction sector.

General and administrative costs in the third quarter 2002 amounted to 31 million euros, an increase of 13 million euros versus the third quarter 2001.

First nine months

Operating revenues for the first nine months of 2002 amounted to 2,178 million euros, an increase of 896 million euros versus the first nine months of 2001.

This significant rise in revenues (+ 69.9%), which will later be detailed by sector, is due to the Blue Stream Project, the recovery of the Offshore Construction sector in West Africa and operations by Scarabeo 7.

Production costs amounted to 1,808 million euros, an increase of approximately 77.3% versus the same period in 2001. This increase in costs, in line with the increase in revenues, is attributable to higher material consumption as well as increased utilisation of third party services.

Payroll and related costs, amounting to 448 million euros, increased by 185 million versus the first nine months of 2001. This is attributed mainly to an increase in average employment levels resulting from greater volumes of activity.

The following table provides comparable data related to average employment levels of both the third quarter and the first nine months of 2001 and 2002.

	Third quarter		First nine months	
WORKFORCE	2001	**2002**	2001	**2002**
Overseas local personnel	7,383	8,398	5,992	7,693
International personnel	4,725	7,440	3,973	6,683
Italian personnel	2,240	2,227	2,237	2,220
Total Saipem "stand alone"	**13,438**	**18,065**	**12,202**	**16,596**
BOS personnel	-	6,654	-	6,654
Total Saipem Consolidated	**13,438**	**24,719**	**12,202**	**23,250**

82.4776

CONSOLIDATED BALANCE SHEET AND FINANCIAL POSITION

RECLASSIFIED CONSOLIDATED BALANCE SHEET

(Million euros)

	31st December 2001	30th September 2002 (*)			
	Saipem	Saipem "stand alone"	Bos	Effect of acquisition	**Saipem Consolidated**
Net tangible fixed assets	1,440	1,560	184	19	1,763
Net intangible fixed assets	94	89	-	803	892
	1,534	1,649	184	822	2,655
- Offshore Construction	613	729	139	412	1,280
- Onshore Construction	79	66	35	164	265
- LNG	-	-	2	164	166
- MMO	-	-	7	82	89
- Offshore Drilling	617	613	-	-	613
- Onshore Drilling	138	151	-	-	151
- Leased FPSO	45	46	-	-	46
- Other	42	44	1	-	45
Financial investments	6	7	24	-	31
Non-current assets	**1,540**	**1,656**	**208**	**822**	**2,686**
Working capital	350	285	(98)	(28)	159
Provision for contingencies	(66)	(77)	(55)	-	(132)
Net current assets	**284**	**208**	**(153)**	**(28)**	**27** (**)
Employee termination benefits	**(24)**	**(24)**	**-**	**-**	**(24)**
Capital employed	**1,800**	**1,840**	**55**	**794**	**2,689**
Net equity	**1,156**	**1,255**	**191**	**(191)**	**1,255**
Minority interest in net equity	**2**	**49**	**1**	**-**	**50**
Net debt	**642**	**536**	**(137)**	**985**	**1,384**
Cover	**1,800**	**1,840**	**55**	**794**	**2,689**
Issued and outstanding shares	**440,270,300**				**440,697,000**

(*) *data does not include the effects of translation adjustments, in the first nine months of 2002, resulting from the conversion into euros of Group companies financial statements in foreign currency.*

(**) *includes 30 million euros not yet paid at 30th September 2002: this sum is part of Bouygues Offshore acquisition price and associated direct expenses*

CAPITAL EXPENDITURE

(Million euros)

	Third quarter		First nine months	
	2001	**2002**	2001	**2002**
Offshore construction	86	1,051	148	1,250
Leased FPSO	9	12	13	15
Offshore drilling	3	4	11	29
Onshore drilling	27	9	46	40
Onshore construction	5	1	32	6
Other	4	2	9	7
Total	**134**	**1,079**	**259**	**1,347**

Capital expenditure in the first nine months of 2002 amounted to 1,347 million euros (259 million in the same period 2001) and involved company acquisitions amounting to 1,206 million euros (Bouygues Offshore - 1,037 million euros, European Marine Contractors - 139 million euros, SaiClo – 30 million euros) in addition to upgrading of the Offshore Construction fleet, Onshore & Offshore Drilling rigs and the conversion of a tanker into an FPSO Unit.
Investments in the third quarter (1,079 million euros) increased by 945 million euros compared to the same period in 2001 (134 million euros), due to the acquisition of Bouygues Offshore.

NET DEBT

Net debt at 30th September 2002 amounted to 1,384 million euros, versus 642 million euros at 31st December 2001. The increase in minority interest in net equity (48 million euros), the increase in share capital and reserves, following stock option exercise (2 million euros), the sale of tangible fixed assets (7 million euros), the increase in provisions for contingencies (66 million euros) and the cash flow generated during the period (350 million euros) and the decrease in working capital (191 million euros) have only partially managed to compensate for: capital expenditure in tangible and intangible fixed assets (141 million euros), company acquisitions (1,206 million euros), capital expenditure in non-consolidated investments (3 million euros) and the distribution of shareholders' dividends (56 million euros). This resulted in a net debt increase of 742 million euros.
In the third quarter 2002, net financial debt rose by 721 million euros from 663 million euros at 30th June 2002 to 1,384 million euros at 30th September 2002.
The net financial position at 30th September 2002 comprises short-term debt of 1,247 million euros (526 million at 31st December 2001) and medium/long-term debt of 137 million euros (116 million at 31st December 2002).

82.4776

ORDER BACKLOG

During the first nine months of 2002, Saipem 'stand alone' was awarded new orders totalling 2,374 million euros (1,815 million in the same period 2001), of which 1,609 million apply to the Offshore Construction sector, 303 million to Onshore Construction, 346 million to Offshore Drilling, 90 million to Onshore Drilling, 17 million to Leased FPSO and 9 million to the L.N.G. sector.
Contracts awarded to Bouygues Offshore in the 3rd quarter amounted to 1,110 million euros, of which 980 million apply to Offshore Construction, 28 million to Onshore Construction, 65 million to L.N.G. and 37 million to the M.M.O. sector. Moreover, the backlog benefits from Bouygues Offshore's order backlog at date of acquisition amounting to 1,119 million euros (394 million apply to Offshore Construction, 392 million Onshore Construction, 258 million L.N.G. and 75 million M.M.O.).

The order backlog at 30th September 2002 reached a record level of 5,278 million euros, as a result of the new contracts awarded and the acquisition of Bouygues Offshore.

The most significant orders awarded in the third quarter 2002 include:

Offshore Construction:
- the EPIC (Engineering, Procurement, Installation & Construction) type project ERHA, on behalf of Esso Exploration & Production Nigeria Ltd, involving the full implementation of an FPSO system in Nigeria. The contract was awarded to Bouygues Offshore;
- the EPIC project Yoho, on behalf of Mobil Producing Nigeria Unlimited, involving the installation of a platform and laying of subsea pipelines in Nigerian waters. The contract was awarded to SaiBos;
- the EPIC project NC41 on behalf of Agip Gas BV in Libya, involving the installation of a subsea production system. The contract was awarded to Bouygues Offshore;
- the South Pars 4&5 Pipelines project on behalf of Agip Iran BV, involving the laying of two subsea pipelines in Iranian waters. The contract was awarded to Saipem S.p.A.

Offshore Drilling:
- The three-year charter, with the option of a further sixteen months, of the semi-submersible platform Scarabeo 5 on behalf of Statoil in Norway.

Onshore Drilling:
- The one-year charter of a rig in Nigeria on behalf of Naoc.

Maintenance, Modification & Operations (M.M.O.):
- The renewal of the Global Maintenance contract of the Angolan plants on behalf of TotalFinaElf.

MANAGEMENT EXPECTATIONS

Management expectations for 2002

The results achieved in the first nine months, together with the high level of backlog, reinforce expectations for 2002 to repeat and improve on the record results of 2001 referred to in earlier press releases.

In summary therefore, for the full fiscal year 2002, we expect a net income for the group, including the effects of the Bouygues Offshore acquisition, to be approximately 10% higher that for the fiscal year 2001.

Capital expenditure for 2002, aimed at maintaining and upgrading the fleet and equipment, is expected to amount to 180 million euros (versus the previous estimate of 180 million euros, which referred to Saipem stand alone); capital expenditure for the new FPSO vessel to carry out the Okono/Okpoho project in Nigeria will amount to approximately 20 million euros (versus the previous estimate of 50 million euros; this discrepancy is attributable to the different distribution of investment between the years 2002 and 2003).

Subsequent to 3rd Quarter end, Saipem was awarded two important contracts off the Libyan coast for a total of approximately 685 million euros. The award followed an international tender involving major competitors.

ANALYSIS BY BUSINESS SECTOR

OFFSHORE CONSTRUCTION

(Million euros)

Third quarter	Saipem 2001	Saipem "stand alone" 2002	Bos 2002	**Saipem Consolidated 2002**
Operating revenues	328	278	100	378
Operating expenses, net of cost of materials	(221)	(170)	(46)	(216)
Cost of materials	(38)	(47)	(36)	(83)
Depreciation and amortisation	(18)	(20)	(3)	(23)
Contribution from operations (*)	51	41	15	56
Depreciation of purchase cost allocated to Bos equipment	–	–	–	(1)
Bos goodwill amortisation	–	–	–	(4)
Contribution from operations, net	–	–	–	51
New orders awarded	330	317 (**)	980	1,297

(*) Operating income before general and administrative expenses
(**) Does not include the award of new orders totalling 685 millions euro announced in the press release dated 8th November 2002

(Million euros)

First nine months	Saipem 2001	Saipem "stand alone" 2002	Bos 3rd Quarter 2002	**Saipem Consolidated 2002**
Operating revenues	742	1,119	100	1,219
Operating expenses, net of cost of materials	(472)	(701)	(46)	(747)
Cost of materials	(110)	(166)	(36)	(202)
Depreciation and amortisation	(52)	(85)	(3)	(88)
Contribution from operations (*)	108	167	15	182
Depreciation of purchase cost allocated to Bos equipment	–	–	–	(1)
Bos goodwill amortisation	–	–	–	(4)
Contribution from operations, net	–	–	–	177
New orders awarded	834	1,609 (**)	980	2,589

(*) Operating income before general and administrative expenses
(**) Does not include the award of new orders totalling 685 millions euro announced in the press release dated 8th November 2002

The backlog at 30th September 2002 amounted to 2,993 million euros, of which 420 million are to be realised in the fourth quarter 2002.

Saipem 'stand alone'

Operating revenues for the first nine months of 2002 amounted to 1,119 million euros, an increase of 377 million euros (+51%) versus the same period 2001, on account of the Blue Stream project as well as increased activities in West Africa and the Far East.

Operating revenues decreased in the third quarter due to the substantial completion, in June, of the Blue Stream project and the fact that several new projects are at the engineering stage, which generates lower volumes of revenues.

Contribution from operations for the first nine months of 2002 amounted to 167 million euros,

equal to 14.9% of revenues, versus 108 million euros, 14.6% of revenues for the same period 2001. Increased profitability is attributable to high utilisation of vessels and high returns on completed projects as well as projects currently under execution.

Saipem/ Bouygues Offshore

Operating revenues generated by Bouygues Offshore during the third quarter are mainly attributable to ongoing projects in West Africa with profitability levels comparable to those achieved by Saipem. Consequently, profitability at consolidated level for the first nine months and before goodwill amortisation amounted to approximately 14.9% of revenues.

ONSHORE CONSTRUCTION

(Million euros)

Third quarter	Saipem 2001	Saipem "stand alone" 2002	Bos (**) 2002	**Saipem Consolidated 2002**
Operating revenues	94	147	93	240
Operating expenses, net of cost of materials	(60)	(90)	(55)	(145)
Cost of materials	(20)	(36)	(32)	(68)
Depreciation and amortisation	(5)	(6)	(3)	(9)
Contribution from operations (*)	9	15	3	18
Bos goodwill amortisation	-	-	-	(2)
Contribution from operations, net	-	-	-	16
New orders awarded	30	3	28	31

(*) *Operating income before general and administrative expenses*
(**) *Includes data previously classified by Bos as Chemical & Refining*

(Million euros)

First nine months	Saipem 2001	Saipem "stand alone" 2002	Bos (**) 3rd Quarter 2002	**Saipem Consolidated 2002**
Operating revenues	189	335	93	428
Operating expenses, net of cost of materials	(117)	(210)	(55)	(265)
Cost of materials	(43)	(73)	(32)	(105)
Depreciation and amortisation	(13)	(19)	(3)	(22)
Contribution from operations (*)	16	33	3	36
Bos goodwill amortisation	-	-	-	(2)
Contribution from operations, net	-	-	-	34
New orders awarded	233	303	28	331

(*) *Operating income before general and administrative expenses*
(**) *Includes data previously classified by Bos as Chemical & Refining*

The backlog at 30th September 2002 amounted to 872 million euros, of which 255 million are to be realised in the fourth quarter 2002.

Saipem 'stand alone'
In the first nine months of 2002, full-scale operations on ongoing projects in Kazakhstan and Saudi Arabia contributed to achieve revenues exceeding by 146 million euros (+77%) those for the same period 2001.

Contribution from operations for the first nine months of 2002 amounted to 33 million euros, 9.9% of revenues, versus 16 million euros, equal to 8.5% of revenues for the same period 2001. The improvement in profitability can be attributed to the execution of complex projects in challenging areas where the Group has a competitive advantage over local operators.

Saipem/ Bouygues Offshore
Operating revenues generated by Bouygues Offshore during the third quarter are mainly attributable to ongoing projects in Russia and Africa. Low margins are due to significant commercial costs incurred during the quarter.

LIQUEFIED NATURAL GAS (L.N.G.)

(Million euros)

Third quarter	Saipem (**) 2001	Saipem (**) "stand alone" 2002	Bos (***) 2002	**Saipem Consolidated 2002**
Operating revenues	3	3	47	50
Operating expenses	(1)	(1)	(40)	(41)
Depreciation and amortisation	(2)	(2)	(1)	(3)
Contribution from operations (*)	–	–	6	6
Bos goodwill amortisation	–	–	–	(2)
Contribution from operations, net	–	–	–	4
New orders awarded	3	3	65	68

(*) Operating income before general and administrative expenses
(**) Data previously included under Offshore Construction
(***) Includes data previously classified by Bos as 'River & Maritime'

(Million euros)

First nine months	Saipem (**) 2001	Saipem (**) "stand alone" 2002	Bos (***) 3rd Quarter 2002	**Saipem Consolidated 2002**
Operating revenues	3	9	47	56
Operating expenses	(1)	(3)	(40)	(43)
Depreciation and amortisation	(2)	(5)	(1)	(6)
Contribution from operations (*)	–	1	6	7
Bos goodwill amortisation	–	–	–	(2)
Contribution from operations, net	–	–	–	5
New orders awarded	3	9	65	74

(*) Operating income before general and administrative expenses
(**) Data previously included under Offshore Construction
(***) Includes data previously classified by Bos as 'River & Maritime'

The backlog at 30th September 2002 amounted to 276 million euros, of which 60 million are to be realised in the fourth quarter 2002.

Operating revenues and contribution from operations for the quarter are good and reflect the positive trend of this business sector, thanks to the commencement of new contracts in North Africa, Spain and India as well as full-scale operations of a contract in Santo Domingo.

MAINTENANCE, MODIFICATION & OPERATION (M.M.O.)

(Million euros)

Third quarter	Bos 2002	**Saipem Consolidated 2002**
Operating revenues	39	39
Operating expenses	(35)	(35)
Depreciation and amortisation	(1)	(1)
Contribution from operations (*)	3	3
Bos goodwill amortisation	–	(1)
Contribution from operations, net	–	2
New orders awarded	37	37

(*) Operating income before general and administrative expenses

The backlog at 30th September 2002 amounted to 73 million euros, of which 30 million are to be realised in the fourth quarter 2002.

Operating revenues and contribution from operations as reported by Bouygues Offshore for the quarter are largely stable with respect to previous quarters.

82.4776

OFFSHORE DRILLING

(Million euros)

	Saipem Third quarter 2001	Saipem Third quarter **2002**	Saipem First nine months 2001	Saipem First nine months **2002**
Operating revenues	75	85	219	254
Operating expenses	(42)	(54)	(114)	(154)
Depreciation and amortisation	(10)	(11)	(31)	(33)
Contribution from operations (*)	23	20	74	67
New orders awarded	22	172	276	346

(*) Operating income before general and administrative expenses

The backlog at 30th September 2002 amounted to 638 million euros, of which 79 million are to be realised in the fourth quarter 2002.

Operating revenues for the first nine months of the year showed a 16% increase versus the same period of 2001, mainly due to the operations of the semi-submersible platform Scarabeo 7, which underwent upgrading works during the first quarter of the previous year.

Contribution from operations decreased by 7 million euros versus the first nine months of 2001, with a margin on revenue declining from 34% to 26%. The reduction in profitability is attributable to the down-time and reduced rate for the drillship Saipem 10000.

Vessel utilisation was as follows:

Vessel	*days under contract*
Semi-submersible platform Scarabeo 3	181
Semi-submersible platform Scarabeo 3	273
Semi-submersible platform Scarabeo 4	258 a
Semi-submersible platform Scarabeo 5	273
Semi-submersible platform Scarabeo 6	273
Semi-submersible platform Scarabeo 7	262 a
Drillship Saipem 10000	228 b
Jack-up Perro Negro 2	172 c
Jack-up Perro Negro 3	273
Jack-up Perro Negro 4	267 a
Jack-up Perro Negro 5	228 a

a = for the remaining days (to 273) the vessel underwent structural repairs.
b = the residual 45 days comprise: 28 days not covered by the "loss of hire" insurance policy and 17 days for completion of repair works.
c = for the remaining days (to 273), the vessel was upgraded in readiness for a new contract in Saudi Arabia.

ONSHORE DRILLING

(Million euros)

	Saipem Third quarter 2001	Saipem Third quarter **2002**	Saipem First nine months 2001	Saipem First nine months **2002**
Operating revenues	41	54	115	157
Operating expenses	(31)	(41)	(86)	(120)
Depreciation and amortisation	(5)	(7)	(14)	(20)
Contribution from operations (*)	5	6	15	17
New orders awarded	75	14	295	90

(*) Operating income before general and administrative expenses

The backlog at 30th September 2002 amounted to 250 million euros, of which 42 million are to be realised in the fourth quarter 2002.

Operating revenues for the first nine months of 2002 were 37% higher than those for the same period in 2001, mainly due to the full utilisation of the eight rigs in Saudi Arabia.

Contribution from operations increased by 2 million euros versus the same period in 2001, with a decrease from 13% to 10.8% as a percentage of revenues. This was mainly attributable to costs associated with the commissioning of the latest two rigs in Saudi Arabia and to higher amortisation linked to capital expended for the execution of new contracts.

Average utilisation of onshore rigs in the first nine months of 2002 reached 89% (70% in the same period 2001); rigs were located as follows: 13 in Peru, 3 in Italy, 3 in Nigeria, 2 in Algeria, 1 in Egypt, 2 in Kazakhstan, 1 in Russia and 8 in Saudi Arabia.
In addition, 8 third-party rigs were deployed in Peru and 1 in Kazakhstan by the joint-company SaiPar.
Finally, 4 rigs owned jointly with third parties operated as follows: 1 in Italy, 1 in Venezuela and 2 in Kazakhstan.

LEASED FPSO

(Million euros)

	Saipem Third quarter 2001	**2002**	Saipem First nine months 2001	**2002**
Operating revenues	5	8	14	25
Operating expenses	(1)	(2)	(3)	(5)
Depreciation and amortisation	(3)	(4)	(8)	(13)
Contribution from operations (*)	1	2	3	7
New orders awarded	174	-	174	17

(*) Operating income before general and administrative expenses

The backlog at 30th September 2002 amounted to 176 million euros, of which 8 million are to be realised in the fourth quarter 2002.

In the first nine months of 2002, operating revenues and associated profitability increased as a result of operations carried out by the new floating production unit FPSO-Jamestown. Contribution from operations amounted to 7 million euros, equal to 28% of revenues, versus 3 million euros, equal to 21% of revenues for the same period in 2001.

The production vessels FPSO–Firenze and FPSO–Jamestown have been in continuous operation since the beginning of the year.